GILFORD

SECURITIES

INCORPORATED

April 8, 2005

VIA FACSIMILE (202) 942-9648

Securities and Exchange Commission

450 Fifth Street N. W.

Washington, D.C. 20549

Attn: Lisa Beth Lentini

Re:

PRB Gas Transportation, Inc.

File No. 333-120129

Dear Ms. Lentini:

In connection with our request to accelerate effectiveness of the above-referenced offering provided under separate cover, we hereby provide you with the following information pursuant to Rule 460 as promulgated under the Securities Act of 1933, as amended, with respect to distribution to date of the preliminary prospectus dated March 25, 2005.

To Whom Distributed	Number of Copies
Brokers/Dealers	840
Institutional Investors	125
Retail Investors	620

This will further confirm that the undersigned has and will continue to comply with Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended, with regard to the preliminary prospectus.

Very truly yours,

(signed) Robert A. Maley

Senior Vice President